SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

December 7, 2018

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Sohn President and CEO Woori Bank 51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Description

1. Date and Time	December 28, 2018; 10 A.M. (local time)

2. Venue	5th floor / Woori Bank 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1.  Approval of the Stock Transfer Plan

2.  Appointment of directors (4 directors)

2-1  Outside Director Candidate : Sung-Tae Ro

2-2  Outside Director Candidate : Sang-Yong Park

2-3  Outside Director Candidate : Soo-Man Park

2-4  Non-Standing Director Candidate : Jae-Kyung Lee

3.  Appointment of outside director who will serve as Audit Committee Members

3-1  Candidate for outside director who will serve as an Audit Committee

Member : Chan-Hyoung Chung

3-2  Candidate for outside director who will serve as an Audit Committee

Member : Joon-Ho Kim

Reference Document for the Exercise Voting Rights

1.	Approval of the Stock Transfer Plan

-	Please refer to Appendix A “Stock Transfer Plan”

-	Please refer to Appendix B “Articles of Incorporation”

2.	Appointment of directors

-	Appointment of outside directors

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the Past Three Years	Term
Sung-Tae Ro (Sep. 3, 1946)	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute - Current) Chairman, Samsung Dream Scholarship Foundation	Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2019

Sang-Yong Park (Feb. 21, 1951)	- Professor and Dean, School of Business, Yonsei University - Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University	Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2019

Soo-Man Park (Feb. 17, 1957)	- Attorney, Kim & Chang - Current) Attorney, Park Soo-Man Law Firm	Committee for Recommending Outside Director Candidates	None	None	Note)

*	Note) Until the end of the Annual General Meeting of Shareholders for FY2020

-	Appointment of non-standing director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the Past Three Years	Term
Jae-Kyung Lee (May 21, 1965)	- Head of Department of Settlement and Recovery Planning 1, KDIC - Head of Department of PF Asset Recovery - Current) Head of Office of Human Resources Development, KDIC	Board of Directors	None	None	Note)

*	Note) Until the end of the Annual General Meeting of Shareholders for FY2020

3.	Appointment of outside directors who will serve as Audit Committee Members

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company Within the Past Three Years	Term
Chan-Hyoung Chung (Feb. 15 1956)	- Vice President, Korea Investment Management - President, Posco Capital - Current) Advisor, Posco Capital	Committee for Recommending Outside Director Candidates	None	None	Note)

Joon-Ho Kim (May 12 1960)	- Head of Korea Post, Ministry of Science and ICT - Chairman of the Self-Regulation Committee, Korea Financial Investment Association	Committee for Recommending Outside Director Candidates	None	None	Note)

*	Note) Until the end of the Annual General Meeting of Shareholders for FY2020

Appendix A. Stock Transfer Plan

1.	Companies that are parties to the comprehensive stock transfer, pursuant to which a financial holding company will be established

-

Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (collectively, the “Stock Transfer Companies”) will participate in the comprehensive stock transfer to establish a financial holding company

2.	Articles of incorporation of the financial holding company

-	The Articles of Incorporation of the financial holding company will be as set forth in Attachment B attached hereto; see Attachment B (Articles of Incorporation of Woori Financial Group, Inc.—Draft)

3.	Allocation of shares of the financial holding company to shareholders of the Stock Transfer Companies

-

Pursuant to Article 4, Paragraph 1 of the Financial Holding Company Act and Article 5, Paragraph 5 of its Enforcement Decree, shares of the financial holding company will be allocated to the shareholders of the Stock Transfer Companies in accordance with the following stock transfer ratios (the “Stock Transfer Ratios”)

-

However, in the event fractional shares result through application of the Stock Transfer Ratios, cash payments for such fractional shares based on the closing share price of the financial holding company as of the first day of its trading on the KRX KOSPI Market of the Korea Exchange (with any amount less than Won 1 rounded up to a whole number) will be made to the shareholders of the relevant Stock Transfer Company

Stock Transfer Company	Stock Transfer Ratio
Woori Bank	Per one share of registered common stock, 1.0000000 share of registered common stock of the financial holding company

Woori FIS Co., Ltd.	Per one share of registered common stock, 0.2999709 share of registered common stock of the financial holding company

Woori Finance Research Institute Co., Ltd.	Per one share of registered common stock, 0.1888161 share of registered common stock of the financial holding company

Woori Credit Information Co., Ltd.	Per one share of registered common stock, 1.1037294 share of registered common stock of the financial holding company

Woori Fund Services Co., Ltd.	Per one share of registered common stock, 0.4709031 share of registered common stock of the financial holding company

Woori Private Equity Asset Management Co., Ltd.	Per one share of registered common stock, 0.0877992 share of registered common stock of the financial holding company

4.	Number and types of shares to be issued by the financial holding company pursuant to the stock transfer

-	The shares issued by the financial holding company will be shares of registered common stock

-	The number of shares issued will be as follows

Stock Transfer Company	Type of shares	Total number of issued shares	Stock Transfer Ratio	Total number of shares of financial holding company common stock to be issued
Woori Bank	Common stock	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	Common stock	4,900,000	0.2999709	1,469,857
Woori Finance Research Institute Co., Ltd.	Common stock	600,000	0.1888161	113,289
Woori Credit Information Co., Ltd.	Common stock	1,008,000	1.1037294	1,112,559
Woori Fund Services Co., Ltd.	Common stock	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	Common stock	6,000,000	0.0877992	526,795
Total	Common stock	690,508,000		680,164,306

5.	Capital stock and capital reserves of the financial holding company

-

Capital stock: Won 3,400,821,530,000, calculated as the product of (i) 680,164,306 shares, the total number of shares to be issued by the financial holding company, and (ii) Won 5,000, the par value per share of such stock

-

Capital reserves: Calculated as the difference between (i) the aggregate acquisition cost of shares of the Stock Transfer Companies acquired by the financial holding company pursuant to the stock transfer and (ii) the total amount of capital stock of the financial holding company set forth above

6.	Other moneys or assets to be paid to the shareholders of the Stock Transfer Companies

-	Not applicable, except for cash payments for fractional shares

7.	Effective date of the stock transfer

-	January 11, 2019

-

Subject to change by mutual agreement of the Stock Transfer Companies or as necessary due to domestic or international regulations, such as the approval or securities registration statement review process of the relevant regulatory authorities

8.	Profit distribution of the Stock Transfer Companies up to the effective date of the stock transfer and maximum amounts thereof

-	Among the Stock Transfer Companies, the following may distribute profits until the effective date of the stock transfer up to the amounts set forth in the table below

Name of company	Maximum amount of profit distribution
Woori Bank	Won 505,000 million
Woori Credit Information Co., Ltd.	Won 1,008 million

9.	Names and resident registration numbers of the directors and audit committee members of the financial holding company

Name	Date of Birth	Term*	Experience	Other
Tae-Seung Sohn	May 16, 1959	Until the end of the annual general meeting of shareholders for FY2019	- Executive Vice President of the Global Business Unit of Woori Bank - Head of the Global Business Unit of Woori Bank - (Current) President and Chief Executive Officer of Woori Bank	Standing Director (Representative Director, President and Chief Executive Officer)

Sung-Tae Ro	September 3, 1946	Until the end of the annual general meeting of shareholders for FY2020	- President of Korea Economic Research Institute - President of Hanwha Life Economic Research Institute - Advisor to Hanwha Life Economic Research Institute	Outside Director (Member of the Audit Committee)

Sang-Yong Park	February 21, 1951	Until the end of the annual general meeting of shareholders for FY2020	- Chairman, Public Fund Oversight Committee - (Current) Honorary Professor at the School of Business at Yonsei University	Outside Director

Chan-Hyoung Chung	February 15, 1956	Until the end of the annual general meeting of shareholders for FY2020	- Vice Chairman of Korea Investment Management Co., Ltd. - Representative Director of POSCO Capital - (Current) Advisor to POSCO Capital	Outside Director (Member of the Audit Committee)

Zhiping Tian	February 2, 1966	Until the end of the annual general meeting of shareholders for FY2020

-   Vice President of Industrial and Commercial Bank of China (“ICBC”), Branch of Sichuan Province

-   Director-General Manager of ICBC Middle East Limited / ICBC London Limited

-   (Current) Vice Managing Director of Beijing FUPU DAOHE Investment. Management Ltd

Outside Director

Dong-Woo Chang	January 21, 1967	Until the end of the annual general meeting of shareholders for FY2020	- Representative Partner of IMM Investment Management - (Current) Chief Executive Officer and Representative Director of IMM Investment Corp.	Outside Director (Member of the Audit Committee)

Chang-Sik Bae	December 8, 1963	Until the end of the annual general meeting of shareholders for FY2019

-   Bankruptcy Trustee of the Korea Deposit Insurance Corporation

-   Head of Department of Settlement and Recovery Planning 2 of the Korea Deposit Insurance Corporation

-   (Current) Head of the Office of Human Resources Development at the Korea Deposit Insurance Corporation

Non-Standing Director

10.	Conditions to the completion of the stock transfer plan

-	Approval for the establishment of a financial holding company from the Financial Services Commission must be obtained pursuant to Article 3 of the Financial Holding Company Act

-

In the event that the dissenting shareholders of a Stock Transfer Company exercise appraisal rights in respect of a number of shares exceeding 15% of the total number of issued shares of common stock of such Stock Transfer Company, each Stock Transfer Company may decide to suspend the stock transfer by a resolution of its board of directors, and in the case of such suspension, such Stock Transfer Company must provide written notice to the other Stock Transfer Companies

-	In such a case, the remaining Stock Transfer Companies may amend the stock transfer plan or suspend the comprehensive stock transfer procedures by a resolution of their respective board of directors

Appendix B. Articles of Incorporation

CHAPTER I.

GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of this company is “Chusik Hoesa Woori Geumyungjiju” (the “Company”), which shall be “Woori Financial Group Inc.” in English.

Article 2. (Business Purpose)

The purposes of the Company are the acquisition and ownership of shares or interests in companies engaged in or closely related to the financial business, the control or administration and management of subsidiaries (as defined in the Financial Holding Company Act and includes subsidiaries, second-tier subsidiaries and companies controlled by second-tier subsidiaries; hereinafter the same shall apply) and any other business ancillary to such purposes:

1.	Administration and management activities

A.	to establish the business goals and approve business plans of subsidiaries

B.	to evaluate the business performance of and determine compensation with respect to subsidiaries

C.	to determine the corporate governance structure of subsidiaries

D.	to inspect the affairs and financial status of subsidiaries

E.	to perform internal control and risk management of subsidiaries

F.	to perform activities ancillary to Items A through E

2.	Business ancillary to the administration and management activities

A.	to financially support subsidiaries

B.	to make capital investments in subsidiaries or to raise funds for financial support to subsidiaries

C.	to provide support for the development and sales of financial products of subsidiaries and other resources necessary for the business of subsidiaries

D.	to conduct any business entrusted by subsidiaries in order to support their business, including IT, legal and accounting

3.	Any other business for which a license, permit or approval is not required by law

4.	Other business permitted under laws and regulations

5.	Business ancillary or relating to the above

Article 3. (Location of Head Office and Establishment of Branches)

(1)	The head office of the Company shall be located in Seoul, Korea.

(2)	The Company may establish branches, agencies, business offices and local subsidiaries in and outside of Korea by a resolution of the Board of Directors, as it deems necessary.

Article 4. (Method of Public Notices)

Public notices of the Company shall be made on the website of the Company (www.woorifg.com); provided, that if such public notice on its website cannot be made due to a computer malfunction or any other unavoidable reason, public notice of the Company shall be made in The Seoul Shinmun and The Maeil Business News, daily newspapers published in Seoul, Korea.

CHAPTER II.

SHARES

Article 5. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 4,000,000,000 shares.

Article 6. (Per Share Value)

The par value of each share to be issued by the Company shall be KRW 5,000.

Article 7. (Total Number of Shares to be Issued upon Incorporation)

The total number of shares to be issued by the Company upon its incorporation shall be 680,164,306.

Article 8. (Classes of Shares)

(1)	Shares to be issued by the Company shall be common stock and class shares.

(2)

Class shares to be issued by the Company shall be class shares entitled to preferred dividends, class shares without voting rights, convertible shares, redeemable shares, and shares incorporating all or some of the foregoing features.

(3)	Notwithstanding Articles 10 through 10-5, the number of class shares without voting rights to be issued by the Company shall not exceed one-half (1/2) of the total number of issued shares.

Article 9. (Share Certificates)

Share certificates of the Company shall be issued in the following eight denominations: 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares, which may be split or reverse split upon request of a shareholder.

Article 10. (Perpetual Preferred Shares)

(1)

Type 1 Class Shares to be issued by the Company shall be non-voting perpetual preferred shares (“Class Shares” in this Article), which shall be issued by a resolution of the Board of Directors. The total number of Class Shares to be issued shall not exceed one-half (1/2) of the total number of issued shares of the Company.

(2)

At the time of issuance of the Class Shares, the Board of Directors shall determine the terms of the Class Shares, including the dividend rate (at no less than one percent (1%) p.a., based on the par value), the type of assets to be distributed, methods of determining the value of such assets and conditions for the distribution of profits. If Class Shares for which the preferred dividend rate may be adjusted are issued, the Board of Directors shall determine the additional terms of such Class Shares including that the preferred dividend rate is subject to change, reasons for the adjustment, the reference date for adjustment and the method of adjustment.

(3)	Class Shares to be issued by the Company may be either participating or non-participating, or either cumulative or non-cumulative, which shall be determined by a resolution of the Board of Directors.

(4)

If there is a resolution not to pay the prescribed dividends on Class Shares, such Class Shares shall be deemed to have voting rights from the time of the next General Meeting of Shareholders until the close of any General Meeting of Shareholders in which a resolution is adopted to preferentially distribute dividends on such Class Shares.

(5)

If the Company issues new shares, the new share allotment for Class Shares shall be made with the same shares as those allotted to common stock in the case of a capital increase for consideration and/or stock dividends, and with the same Class Shares in the case of a capital increase without consideration, in which case the allotment rate shall be as same as the stock allotment rate applicable to common stock.

Article 10-2. (Redeemable Preferred Shares)

(1)

Type 2 Class Shares to be issued by the Company shall be non-voting redeemable preferred shares (“Class Shares” in this Article), which shall be issued by a resolution of the Board of Directors. Class Shares shall be retired with profits, and the number of Class Shares to be issued shall not exceed one-half (1/2) of the total number of issued shares of the Company.

(2)

With respect to Class Shares’ preferred dividends, participating or cumulative nature, revival of voting rights upon the non-distribution of dividends, class of shares to be allotted upon new share issuances and allotment rate, Articles 10(2) through (5) shall apply mutatis mutandis.

(3)

Class Shares redeemable at the option of the Company may be issued by a resolution of the Board of Directors, in which case such Class Shares may be redeemed at the option of the Company by a resolution of the Board of Directors based on the following:

1.

The redemption period shall be within a period from the day immediately following the close of an ordinary General Meeting of Shareholders for the fiscal year in which the issuance date falls to the day one (1) month after the close of an ordinary General Meeting of Shareholders for the fiscal year in which the fiftieth (50th) anniversary of the issuance date falls, as determined by the Board of Directors; provided, that the Company may redeem all or a part of the redeemable shares prior to the redemption period pursuant to applicable laws and regulations by a resolution of the Board of Directors.

2.

The Company may redeem all the Class Shares on a lump sum basis or in installments; provided, that in the case of a redemption in installments, such redemption may be determined by the Company to be made by lot or on a prorated basis, and any fractional shares arising from such proration shall not be redeemed.

3.

If the Company redeems Class Shares, such redemption shall be made within three (3) months from the date of approval of a draft statement of appropriation of retained earnings at an ordinary General Meeting of Shareholders.

4.

The redemption price shall be determined by the Board of Directors, at the time of resolution of the issuance of the Class Shares, from among par value, market value upon redemption, issue price, and the issue price plus the amount calculated by considering the dividend rate, market conditions and other various circumstances relating to the issuance of the Class Shares.

5.

With respect to Class Shares that must be redeemed on the last day of the redemption period, if preferred dividends have not been distributed or if redemption has not been made due to lack of profits of the Company, the redemption period shall be extended up until the time the reason for such failure is resolved.

6.

The Company shall notify the fact of redemption of redeemable shares to the holders of such shares and rights holders listed in the shareholder register at least two (2) weeks prior to the date of acquisition of the shares subject to redemption.

(4)

The Company may, by a resolution of the Board of Directors, issue Class Shares redeemable upon a request of the shareholders, in which case such shareholders may request redemption to the Company based on the following:

1.

With respect to the redemption request period, Item 1 of Paragraph (3) shall apply mutatis mutandis; provided, that the “redemption period” under Item 1 of Paragraph (3) shall be replaced with “redemption request period.”

2.	With respect to the approval of a draft statement of appropriation of retained earnings, Item 3 of Paragraph (3) shall apply mutatis mutandis.

3.	With respect to the redemption price, Item 4 of Paragraph (3) shall apply mutatis mutandis.

4.

With respect to the extension of a redemption period, Item 5 of Paragraph (3) shall apply mutatis mutandis; provided, that “redemption period” under Item 5 of Paragraph (3) shall be replaced with “redemption request period.”

5.

Shareholders may request the Company to redeem all the Class Shares on a lump sum basis or in installments; provided, that the Company may redeem the shares in installments if it lacks distributable profits at the time of the redemption request, and in the case of a redemption in installments, such redemption may be determined by the Company to be made by lot or on a prorated basis, and any fractional shares arising from such proration shall not be redeemed.

6.	Shareholders requesting redemption shall notify the Company of their intention to redeem and the shares to be redeemed at least two (2) weeks prior to the date set for the redemption.

Article 10-3. (Convertible Preferred Shares)

(1)

Type 3 Class Shares to be issued by the Company shall be non-voting convertible preferred shares (“Class Shares” in this Article), which shall be issued by a resolution of the Board of Directors. Class Shares shall have the right to be converted into common stock or other types of shares, and the number of Class Shares to be issued shall not exceed one-half (1/2) of the total number of issued shares of the Company.

(2)

With respect to Class Shares’ preferred dividends, participating or cumulative nature, revival of voting rights upon the non-distribution of dividends, class of shares to be allotted upon new share issuances and allotment rate, Articles 10(2) through (5) shall apply mutatis mutandis; provided, that in case of any conversion rate adjustment pursuant to the proviso of Item 1 of Paragraph (3), the allotment rate for a capital increase for consideration and/or stock dividend shall be subject to the conversion rate at the time of such adjustment.

(3)	Shareholders of Class Shares may request a conversion of such shares to the Company based on the following:

1.

The issue price of any new shares to be issued by conversion shall be the issue price of such shares before conversion, and the number of shares to be issued by conversion shall be as same as that before the conversion; provided, that the conversion rate may be adjusted pursuant to anti-dilution provisions determined by the Board of Directors at the time of issuance within the scope of laws and regulations taking into consideration reasonable shareholder right anti-dilution practices.

2.	The conversion period shall be determined by a resolution of the Board of Directors within a range of no less than one (1) year but less than ten (10) years from the issue date.

3.	Shares to be issued by conversion shall be common stock or other types of shares.

(4)	With respect to the distribution of profits for shares to be issued by conversion, Article 13 shall apply mutatis mutandis.

Article 10-4. (Redeemable Convertible Preferred Shares)

(1)

Type 4 Class Shares to be issued by the Company shall be non-voting redeemable convertible preferred shares (“Class Shares” in this Article), which shall be issued by a resolution of the Board of Directors. Class Shares shall be retired with profits and have the right to be converted into common stock or other types of shares. The number of Class Shares to be issued shall not exceed one-half (1/2) of the total number of issued of the Company.

(2)

With respect to Class Shares’ preferred dividends, participating or cumulative nature, revival of voting rights upon the non-distribution of dividends, class of shares to be allotted upon new share issuances and allotment rate, Articles 10(2) through (5) shall apply mutatis mutandis; provided, that in case of any conversion rate adjustment pursuant to the proviso of Item 1 of Paragraph (3) of Article 10-3, the allotment rate for a capital increase for consideration and/or stock dividend shall be subject to the conversion rate at the time of such adjustment.

(3)	With respect to a redemption of Class Shares, Paragraph (3) or (4) of Article 10-2 shall apply mutatis mutandis.

(4)	With respect to a conversion of Class Shares, Paragraph (3) of Article 10-3 shall apply mutatis mutandis.

(5)	With respect to the distribution of profits for shares to be issued by conversion, Article 13 shall apply mutatis mutandis.

Article 10-5. (Term Convertible Preferred Shares)

(1)

Type 5 Class Shares to be issued by the Company shall be non-voting term convertible preferred shares (“Class Shares” in this article), which shall be issued by a resolution of the Board of Directors. The number of Class Shares to be issued shall not exceed one-half (1/2) of the total number of issued shares of the Company.

(2)

With respect to Class Shares’ preferred dividends, participating or cumulative nature, revival of voting rights upon the non-distribution of dividends, class of shares to be allotted upon new share issuances and allotment rate, Articles 10(2) through (5) shall apply mutatis mutandis; provided, that in case of any conversion rate adjustment pursuant to the proviso of Item 1 of Paragraph (3) of Article 10-3, the allotment rate for a capital increase for consideration and/or stock dividend shall be subject to the conversion rate at the time of such adjustment.

(3)

The term of the Class Shares shall be determined by a resolution of the Board of Directors upon issuance within a range of one (1) year to fifty (50) years from issuance, and simultaneously upon the expiration of such term, the Class Shares shall be converted into shares of common stock in the same number; provided, that in case of any cumulative Class Shares, if any prescribed dividend fails to be made during such period, the relevant term may be extended until payment of the dividend, and the conversion rate may be adjusted pursuant to the proviso of Item 1 of Paragraph (3) of Article 10-3.

(4)	With respect to the distribution of profits for shares to be issued by conversion, Article 13 shall apply mutatis mutandis.

Article 11. (Preemptive Rights)

(1)	The issuance of new shares by the Company by a resolution of the Board of Directors shall be as follows:

1.	By granting the existing shareholders an opportunity to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings

2.

By granting certain persons (including the shareholders of the Company) (such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, management-participating type private equity funds and investment-purpose companies) an opportunity to subscribe for new shares to be issued by the Company, in a manner other than is set forth in Item 1, as deemed necessary to achieve the Company’s management objectives (including, but not limited to, introduction of new technology, improvement of the financial structure of the Company or its subsidiaries, etc., funding, and strategic business alliance), up to 50/100 of the total number of issued shares of the Company

3.

By granting a large number of unspecified persons (including shareholders of the Company) an opportunity to subscribe for new shares to be issued by the Company, in a manner other than as set forth in Item 1, up to 50/100 of the total number of issued shares of the Company, and allotting new shares to such persons who so subscribe

(2)	If new shares are allotted under Item 3 of Paragraph (1), such new shares shall be allotted by the following methods by a resolution of the Board of Directors:

1.

Allotting new shares to a large number of unspecified persons who subscribe, without classifying the types of persons who are granted the opportunity to subscribe, for the new shares to be issued by the Company

2.

Allotting new shares to members of the Employee Stock Ownership Association pursuant to applicable laws and granting a large number of unspecified persons an opportunity to subscribe for the new shares, including those which had not been subscribed for

3.

Granting the existing shareholders the opportunity to preferentially subscribe for new shares to be issued by the Company and granting a large number of unspecified persons the opportunity to be allotted the new shares which had not been subscribed for

4.

Granting certain types of persons an opportunity to subscribe for new shares to be issued by the Company in accordance with reasonable standards set forth in applicable laws, such as book building by an investment dealer or investment broker as underwriter or arranger

(3)

In allotting new shares under Item 2 or 3 of Paragraph (1), the Company shall give an individual notice to the shareholders or make a public notice of the matters prescribed under Article 416, Items 1, 2, 2-2, 3 and 4 of the Korean Commercial Code (the “KCC”), at least two (2) weeks prior to the due date for payment of the new shares; provided, that in lieu of such individual notice or public notice, a report of material matters may be publicly disclosed to the Financial Services Commission and the Korea Exchange pursuant to the Financial Investment Services and Capital Markets Act.

(4)

In the event of issuance of new shares by any of methods set forth in Paragraph (1), the type and number of shares to be issued and the issue price shall be determined by a resolution of the Board of Directors.

(5)

If the allotted new shares are not subscribed for, or the subscription price therefor is not paid, by the specified due date, such unsubscribed or unpaid shares shall be disposed of by a resolution of the Board of Directors in accordance with the relevant laws, including taking into account the appropriateness of the issue price.

(6)	Fractional shares, if any, resulting from the allotment of new shares shall be disposed of by a resolution of the Board of Directors.

(7)	In the event of allotment of new shares under Item 1 of Paragraph (1), the Company shall issue certificates of the warrants to the shareholders.

Article 12. (Stock Options)

(1)

The Company may, by a special resolution of the General Meeting of Shareholders, grant to its employees (including the officers and employees of its related companies under Article 30 of the Enforcement Decree of the KCC; the same applies hereinafter in this Article) stock options pursuant to the KCC and other applicable laws, up to 15/100 of the total number of issued shares of the Company; provided, that such stock options may be granted to persons other than Directors of the Company, by a resolution of the Board of Directors, up to 1/100 of the total number of issued shares of the Company, subject to approval by the first General Meeting of Shareholders held after the date of grant of such stock options.

(2)

The persons who are entitled to receive stock options shall be the officers and employees under Paragraph (1) who have contributed, or are capable of contributing, to the establishment, management, technological innovation, etc. of the Company, except for persons who are ineligible for stock options under the relevant provisions of the KCC.

(3)

The exercise price per share for the stock options shall be as set forth in the KCC and other applicable laws. This shall also apply in the case of adjustment of the exercise price after the grant of the stock options.

(4)

The shares (if the difference between the exercise price of the options and the market price of the shares is paid for in cash or treasury shares, the shares shall mean the shares on which the calculation for such difference is based) to be delivered upon the exercise of stock options shall be common stock.

(5)	With respect to the resolution of the General Meeting of Shareholders or the Board of Directors regarding the stock options under Paragraph (1), each of the following shall be determined:

1.	Name of the grantee of the stock options

2.	Method of granting the stock options

3.	Matters relating to the exercise price of the stock options and adjustment thereof

4.	Exercise period of the stock options

5.	For each grantee, the type and number of shares to be issued or transferred upon exercise of the stock options

(6)

Stock options may be exercised within seven (7) years from the second (2nd) anniversary of the date of the resolution of the General Meeting of Shareholders or the Board of Directors granting such stock options.

(7)

The grantee of stock options may only exercise the stock options after such grantee has served for two (2) years or longer after the date of the resolution of the General Meeting of Shareholders or the Board of Directors under Paragraph (1); provided, that the grantee may exercise the stock options during the exercise period if, within two (2) years following the date of the resolution of the General Meeting of Shareholders or the Board of Directors under Paragraph (1), such person dies or resigns for reasons not attributable to the grantee.

(8)	In any of the following instances, the Company may, by a resolution of the Board of Directors, cancel stock options granted:

1.	When the relevant grantee voluntarily resigns from such grantee’s position at the Company after receiving the stock options

2.	When the relevant grantee inflicts material damage or loss on the Company intentionally or negligently

3.	When the Company is unable to respond to the exercise of stock options due to its bankruptcy, etc.

4.	When there occurs any other event for cancellation of the stock options pursuant to the stock option agreement executed with the relevant grantee

(9)	The Company may grant stock options on based on performance, and any exercise of such stock options may be cancelled or postponed if the relevant performance goal is not achieved.

(10)	With respect to profit distributions on new shares issued by the exercise of stock options, Article 13 shall apply mutatis mutandis.

Article 13. (Issuance Date of New Shares for the Purpose of Dividends)

In the event the Company issues new shares through a capital increase for consideration, capital increase without consideration or stock dividends, the new shares shall, for purposes of the distribution of profits on such new shares, be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares were issued.

Article 14. (Transfer Agent)

(1)	The Company shall have a transfer agent for its shares.

(2)	The transfer agent, its office and the scope of its duties shall be determined by a resolution of the Board of Directors and a public notice shall be made in respect thereof.

(3)

The Company’s shareholder register or a copy thereof shall be kept at the office of the transfer agent. The Company shall cause the transfer agent to handle the recordation of changes in the shareholder register, registration of creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other matters related to its shares.

(4)	The relevant procedures for the activities referred to in Paragraph (3) shall be carried out in accordance with the internal regulations applicable to transfer agents.

Article 15. (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)

(1)	Shareholders and registered pledgees shall file their names, addresses and seals or signatures with the office of the transfer agent.

(2)	Shareholders and registered pledgees who reside in a foreign country should report appointed agents and the addresses in Korea to which notices are to be sent.

(3)	The same shall apply in the case of any changes to the matters referred to in Paragraphs (1) and (2).

Article 16. (Close of Shareholder Register and Record Date)

(1)	The Company shall suspend the entry of changes in the shareholder register from January 1 to January 15 of each year.

(2)

The shareholders listed in the shareholder register as of December 31 of each year shall be entitled to exercise their rights as shareholders at an ordinary General Meeting of Shareholders convened for such fiscal year.

(3)

The Company may, if necessary for convening an extraordinary General Meeting of Shareholders or for any other necessary reason, (i) suspend any entry of changes on rights in the shareholder register for a certain period not exceeding three months as determined by a resolution of the Board of Directors, or (ii) deem the shareholders listed on the shareholder register on a certain day determined by a resolution of the Board of Directors as shareholders entitled to exercise shareholders’ rights. If deemed necessary by the Board of Directors, the Company may suspend any entry of changes in the shareholder register and concurrently designate a record date. The Company shall give a notice thereof to the public at least two (2) weeks prior to the scheduled date of the meeting.

CHAPTER III.

BONDS

Article 17. (Issuance of Bonds)

(1)	The Company may issue bonds by a resolution of the Board of Directors.

(2)	The Board of Directors may delegate to the Representative Director the issuance of bonds within a period not exceeding one (1) year, by designating the amount and types of the bonds to be issued.

(3)	The Company may register bonds in the electronic register of an electronic registration agency in lieu of issuing bond certificates as set forth in Paragraph (1).

Article 18. (Issuance of Convertible Bonds)

(1)

The Company may, in any of the following cases, issue convertible bonds to persons other than existing shareholders of the Company, by a resolution of the Board of Directors, up to an aggregate par value of KRW 2 trillion:

1.

Granting certain persons (including shareholders of the Company) (such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, management participating-type private equity funds and investment-purpose companies) an opportunity to subscribe for convertible bonds to be issued by the Company, as deemed necessary to achieve the Company’s management objectives (including, but not limited to, introduction of new technology, improvement of the financial structure of the Company or its subsidiaries, etc., funding, and strategic business alliance)

2.

Granting a large number of unspecified persons (including shareholders of the Company) an opportunity to subscribe for bonds to be issued by the Company and allotting convertible bonds to such persons who so subscribe

(2)	If bonds are allotted under Item 2 of Paragraph (1), they shall be allotted by any of the following methods by a resolution of the Board of Directors:

1.	Allotting convertible bonds to a large number of unspecified persons who subscribe, without classifying the types of persons who are granted the opportunity to subscribe for the bonds

2.

Granting existing shareholders the opportunity to preferentially subscribe for convertible bonds to be issued by the Company and granting a large number of unspecified persons the opportunity to be allotted convertible bonds which have not been subscribed for

3.

Granting certain types of persons the opportunity to subscribe for convertible bonds to be issued by the Company, in accordance with reasonable standards set forth in applicable laws, such as book building by an investment trader or investment broker as underwriter or arranger

(3)	The Board of Directors may grant conversion rights to only a part of the convertible bonds referred to in Paragraph (1).

(4)

The shares to be issued upon conversion shall be common stock, and the conversion price, which shall be equal to or greater than the par value of the shares, shall be determined by the Board of Directors at the time of issuance of the convertible bonds.

(5)

The conversion period shall commence three (3) months after the issue date of the convertible bonds and end on the date immediately preceding the redemption date thereof; provided, that the conversion period may be adjusted within such period by a resolution of the Board of Directors.

(6)	For purposes of any payment of accrued interest on the convertible bonds and any distribution of profits on the shares issued upon conversion, Article 13 shall apply mutatis mutandis.

Article 19. (Issuance of Bonds with Warrants)

(1)

The Company may, in any of the following cases, issue bonds with warrants to persons other than existing shareholders of the Company, by a resolution of the Board of Directors, up to an aggregate par value of KRW 2 trillion:

1.

Granting certain persons (including shareholders of the Company) (such as foreign investors, domestic and foreign financial institutions, institutional investors, allied companies, investment companies, management participating-type private equity funds and investment-purpose companies) an opportunity to subscribe for bonds with warrants to be issued by the Company, as deemed necessary to achieve the Company’s management objectives (including, but not limited to, introduction of new technology, improvement of the financial structure of the Company or its subsidiaries, etc., funding, and strategic business alliance)

2.

Granting a large number of unspecified persons (including shareholders of the Company) an opportunity to subscribe for bonds to be issued by the Company and allotting bonds with warrants to such persons who so subscribe

(2)	If bonds are allotted under Item 2 of Paragraph (1), such bonds shall be allotted by any of the following methods by a resolution of the Board of Directors:

1.	Allotting bonds to a large number of unspecified persons who subscribe, without classifying the types of persons who are granted the opportunity to subscribe for the bonds

2.

Granting existing shareholders the opportunity to preferentially subscribe for bonds with warrants to be issued by the Company and granting a large number of unspecified persons the opportunity to be allotted bonds with warrants which have not been subscribed for

3.

Granting certain types of persons the opportunity to subscribe for bonds with warrants to be issued by the Company, in accordance with reasonable standards set forth in applicable laws, such as book building by an investment trader or investment broker as underwriter or arranger

(3)

The exercise price of the warrants shall be determined by the Board of Directors; provided, that the aggregate amount of such exercise price shall not exceed the aggregate par value of the bonds with warrants.

(4)

The shares to be issued upon the exercise of the warrants shall be common stock, and the issue price, which shall be equal to or greater than the par value of the shares, shall be determined by the Board of Directors at the time of issuance of the bonds with warrants.

(5)

The exercise period of the warrants shall commence three (3) months after the issue date of the bonds with warrants and end on the date immediately preceding the redemption date thereof; provided, that the exercise period may be adjusted within the such period by a resolution of the Board of Directors.

(6)	For purposes of any distributions of profits on the shares issued upon exercise of the warrants, Article 13 shall apply mutatis mutandis.

Article 20. (Issuance of Participating Bonds)

(1)	The Company may issue participating bonds to persons other than existing shareholders of the Company, by a resolution of the Board of Directors, up to an aggregate par value of KRW 1 trillion.

(2)

With respect to the participation in profit distribution on the bonds under Paragraph (1), the relevant matters shall be determined by the Board of Directors upon issuance of the bonds based on the profit distribution of common stock.

Article 21. (Issuance of Contingent Capital Securities)

(1)

The Company may, by a resolution of the Board of Directors, issue bonds with the condition that such bonds shall be convertible into shares or the Company shall be exempted from the obligations to redeem such bonds and pay interest thereon upon the occurrence of any of the events predetermined by a resolution of the Board of Directors according to objective and reasonable standards at the time of the issuance of such securities, which are different from the bonds under Articles 469(2), 513 and 516-2 of the KCC (such bonds shall be, respectively, “convertible contingent capital securities” and “bail-in contingent capital securities” and collectively, “contingent capital securities”).

(2)

The Company may, by a resolution of the Board of Directors, issue convertible contingent capital securities up to the aggregate par value of KRW 2 trillion and may issue bail-in contingent capital securities up to the aggregate par value of KRW 20 trillion.

(3)

Any convertible contingent capital securities issued by the Company shall be converted into shares issued by the Company pursuant to applicable laws and regulations including the Financial Holding Company Act as follows; the Board of Directors of the Company may determine the class and terms of the shares to be issued by conversion when the convertible contingent capital securities are issued, to the extent permitted by applicable laws and regulations:

1.	If the Company is designated as an insolvent financial institution under the Act on the Structural Improvement of the Financial Industry

2.

If the Company satisfies certain conditions relating to the Company’s managerial performance or financial structure that are predetermined at the time of issuance of the convertible contingent capital securities

(4)

The obligations of redemption and the payment of interest of any bail-in contingent capital securities issued by the Company shall be reduced (“debt restructuring”) in the event of the items set forth in Paragraph (3). The Board of Directors may determine the details and terms to be changed due to debt restructuring at the time of issuance of the bail-in contingent capital securities to the extent permitted by applicable laws and regulations.

(5)	The Company’s shareholders shall be entitled to convertible contingent capital securities prorated to the number of shares held in an issuance of convertible contingent capital securities.

(6)	Notwithstanding Paragraph (5), the Company may issue convertible contingent capital securities to persons other than existing shareholders by a resolution of the Board of Directors as follows:

1.

to Korean and foreign financial institutions or institutional investors for urgent funding purposes, to the extent the number of shares to be issued by a conversion of the convertible contingent capital securities does not exceed the total number of issued shares

2.

to foreign investors, Korean and foreign financial institutions, institutional investors, allied companies, etc. by a method other than that set forth in Item 1 if necessary for managerial purposes of the Company, such as the introduction of new technology, improvement of the financial structure of the Company or its subsidiary, etc., funding, strategic business alliance, etc., to the extent the number of shares to be issued by a conversion of the convertible contingent capital securities does not exceed the total number of issued shares

3.

where a large number of unspecified persons (including shareholders of the Company) are granted the opportunity to subscribe for convertible contingent capital securities, and thereby convertible contingent capital securities are issued to subscribers through allotment

Article 22. (Applicable Provisions for the Issuance of Bonds)

With respect to issuance of bonds, Articles 14 and 15 shall apply mutatis mutandis.

CHAPTER IV.

GNENERAL MEETINGS OF SHAREHOLDERS

Article 23. (Timing of Convocation)

(1)	A General Meeting of Shareholders of the Company shall be an ordinary General Meeting of Shareholders or an extraordinary General Meeting of Shareholders.

(2)

An ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year, and an extraordinary General Meeting of Shareholders may be convened as deemed necessary.

Article 24. (Person Authorized to Convene)

(1)

Except as otherwise prescribed by applicable laws and regulations, the Representative Director of the Company shall convene all General Meetings of Shareholders by a resolution of the Board of Directors.

(2)

If the Representative Director of the Company is absent or unable to perform his/her duties as such, the highest ranking Director in accordance with the order of priority determined by the Board of Directors shall convene the General Meetings of Shareholders.

Article 25. (Notice of Convening a Meeting)

(1)

In convening any General Meeting of Shareholders, a written or, upon obtaining consent from each shareholder, an electronic notice stating the date, place and purpose of the meeting and the matters that a listed company is required to notify and give public notice on pursuant to the KCC and other applicable laws and regulations shall be dispatched to the shareholders at least two (2) weeks prior to the date set for such meeting.

(2)

With respect to the shareholders holding shares 1/100 or less of the total number of voting shares of the Company, the written or electronic notice under Paragraph (1) on the matters under Paragraph (1) may be replaced by (i) publishing two (2) or more public notices in at least two (2) daily newspapers set forth in Article 4, or (ii) making a public notice on the Data Analysis, Retrieval and Transfer System operated by the Financial Supervisory Service or the Korea Exchange announcing the convening of the General Meeting of Shareholders and the purpose of the meeting two (2) weeks in advance.

(3)

In lieu of a notice or public notice of the matters that a listed company is required to notify and give public notice on under Paragraph (1), such matters may be made available to the general public in a manner set forth in the KCC and other applicable laws and regulations, such as posting on the Company’s website.

Article 26. (Place of Meeting)

A General Meeting of Shareholders shall be held at the location of the Company’s head office but, if necessary, may also be held in another place in its vicinity.

Article 27. (Chairman)

(1)	The Representative Director of the Company shall preside as chairman at all General Meetings of Shareholders.

(2)	If the Representative Director of the Company is absent or unable to perform his/her duties as chairman of a General Meeting of Shareholders, Article 24(2) shall apply mutatis mutandis.

Article 28. (Chairman’s Authority to Maintain Order)

(1)

The chairman of the General Meeting of Shareholders may order persons who purposely speak or act in a manner that prevents or disrupts the deliberations of the General Meeting of Shareholders or who otherwise significantly disturb the public order of the General Meeting of Shareholders to stop their remarks or to leave the place of meeting.

(2)	The chairman may restrict the length and frequency of the speech of shareholders if it is necessary for the smooth deliberations of the General Meeting of Shareholders.

Article 29. (Voting Rights)

Each shareholder shall have one (1) vote per share.

Article 30. (Split Voting)

(1)

If any shareholder holding two (2) or more votes wishes to split the votes, such shareholder shall notify the Company, in writing, of such intent and the reasons therefor no later than three (3) days prior to the date set for the General Meeting of Shareholders.

(2)	The Company may refuse to allow the shareholder to split the votes, unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of another person.

Article 31. (Voting by Proxy)

(1)	A shareholder may exercise voting through a proxy.

(2)

A proxy holder under Paragraph (1) shall file with the Company documents (power of attorney) evidencing the authority to act as a proxy prior to the commencement of the General Meeting of Shareholders.

Article 32. (Method of Resolution)

(1)

Except as otherwise provided in the applicable laws and regulations or herein, all resolutions of a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the shareholders present, and such votes shall represent not less than 1/4 of the total number of issued shares of the Company.

(2)	The number of voting rights exercised under Article 33 shall be included in the number of voting rights of the shareholders present at a General Meeting of Shareholders.

Article 33. (Exercise of Voting Rights in Writing)

(1)	Any shareholder may, by a resolution of the Board of Directors, exercise voting rights in writing without being present at a General Meeting of Shareholders.

(2)	In the case of Paragraph (1), the Company shall attach to the convening notice of the General Meeting of Shareholders written forms and reference materials necessary for the exercise of voting rights.

(3)

Any shareholder who intends to exercise voting rights in writing shall indicate the necessary information pursuant to Paragraph (2) in written form, and shall submit the completed forms to the Company at least one (1) day prior to the date of the General Meeting of Shareholders.

Article 34. (Minutes of General Meetings of Shareholders)

The course of the proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in the minutes, which shall be affixed with the names and seal impressions or signatures of the chairman and the directors present at the meeting, and shall be kept at the head office and branches of the Company.

CHAPTER V.

DIRECTORS AND BOARD OF DIRECTORS

Article 35. (Number of Directors)

(1)	The Company shall have 15 Directors or less.

(2)

Directors shall be classified as standing Directors, outside Directors and other Directors who are not engaged in the regular business of the Company (“non-standing Directors”); provided that the number of outside Directors shall be at least three (3) and form a majority of the total number of Directors.

Article 36. (Election of Directors)

(1)	Directors shall be elected at a General Meeting of Shareholders.

(2)	The Representative Director, outside Directors and Audit Committee members shall be elected among those recommended by the Committee for Recommending Executive Officer Candidates.

Article 37. (Term of Director)

(1)	The term of office of a Director shall be not more than three (3) years as determined at a General Meeting of Shareholders, and a Director so appointed may be reappointed

(2)

Notwithstanding Paragraph (1), the term of office of an outside Director shall be within two (2) years, with the right to be reappointed for subsequent one-year periods, for up to a total of six (6) years.

(3)

The term of office for a Director under Paragraphs (1) and (2) shall be extended until the close of an ordinary General Meeting of Shareholders held with respect to the fiscal year which is the last fiscal year during the Director’s term in office.

Article 38. (Qualification Requirements for Outside Directors)

(1)	The Company shall appoint an outside Director with expertise and insight, in consideration of the following matters:

1.

Whether such person has sufficient professional knowledge or practical experience in such relevant areas of finance, economics, business management, accounting, law, consumer protection, information technology or others as necessary to perform the duties of an outside Director

2.	Whether such person can fairly perform the duties of an outside Director for the interests of the shareholders and financial consumers without being bound by special interest

3.	Whether such person has the ethics and a sense of responsibility appropriate to perform the duties of an outside Director

4.	Whether such person can allocate sufficient time and exercise efforts as required to faithfully perform the duties of an outside Director

(2)	No person who falls under the disqualifications set forth in the Act on the Governance Structure of Financial Companies and other relevant laws shall be an outside Director.

Article 39. (By-election)

(1)

Any vacancy in the office of a Director shall be filled by an election at a General Meeting of Shareholders, except where the required number under Article 35 is satisfied and there is no difficulty in executing business affairs.

(2)

If, due to resignation or death of an outside Director or a similar cause, the required number under Article 35 is not satisfied, such requirement shall be satisfied at the first General Meeting of Shareholders convened after the occurrence of such cause.

(3)	The term of office of a substitute Director shall begin on the date of such person’s appointment.

Article 40. (Appointment of the Representative Director)

The Company shall appoint one (1) Representative Director of the Company by a resolution of the Board of Directors.

Article 41. (Duties of the Representative Director)

(1)	The Representative Director shall represent the Company, execute the resolutions of the Board of Directors, and operate the business of the Company as determined by the Board of Directors.

(2)	If the Representative Director is absent or unable to perform such duties, the position shall be filled in accordance with the order of priority determined by the Board of Directors.

Article 42. (Duties of the Directors)

(1)

A Director shall faithfully perform duties in accordance with applicable laws and regulations as well as these Articles of Incorporation and shall not, either during the Director’s term of office or thereafter, disclose business secrets of the Company that have come to the Director’s knowledge in the course of performing duties.

(2)	Upon discovering a fact that might potentially cause material damage to the Company, a Director shall immediately report such fact to the Audit Committee.

Article 43. (Composition and Role of the Board of Directors)

(1)

The Board of Directors shall consist of Directors and shall adopt resolutions regarding matters for the Board of Directors prescribed by the KCC, the Act on the Governance Structure of Financial Companies and relevant laws and other important matters for business of the Company.

(2)	The Board of Directors shall review and resolve the following matters with the purpose of increasing profits to the shareholders:

1.	Matters regarding business management objectives and evaluation

2.	Matters regarding amendments to the Articles of Incorporation

3.	Matters regarding budgets and the annual closing of accounts

4.	Matters regarding material changes to the organization, such as dissolution, business transfer and merger, etc.

5.	Matters regarding the enactment, amendment and repeal of internal control standards and risk management standards

6.	Matters regarding the establishment of governance structure policies, such as the succession of management by the chief executive officer, etc.

7.	Matters regarding supervision of conflicts of interest between the Company and major shareholders, officers, etc.

8.	Other matters set forth by the laws and regulations and the Regulations of the Board of Directors

(3)	Detailed matters of each Item of Paragraph (2) and detailed matters regarding the operation of the Board of Directors shall be determined by resolutions of the Board of Directors.

Article 44. (Chairman of the Board of Directors)

(1)	The chairman of the Board of Directors (the “Chairman”) shall be annually appointed from among the outside Directors by a resolution of the Board of Directors.

(2)

If the Board of Directors appoints a Chairman who is not an outside Director, a person representing outside Directors (the “Senior Outside Director”) shall be appointed by a resolution of the Board of Directors.

(3)	If the Chairman is absent or unable to perform chairman duties, the Director as determined by the Board of Directors shall perform such duties.

Article 45. (Convening of a Meeting of the Board of Directors)

(1)	Meetings of the Board of Directors of the Company shall be either ordinary Board of Directors meetings or extraordinary Board of Directors meetings, both of which shall be convened by the Chairman.

(2)	Ordinary Board of Directors meetings shall be convened once a quarter, and extraordinary Board of Directors meetings may be convened from time to time as deemed necessary by the Chairman.

(3)

Any other Director may request the Chairman to convene a meeting of the Board of Directors. If the Chairman refuses to convene a meeting of the Board of Directors without a justifiable cause, another Director may convene a meeting of the Board of Directors.

(4)

In convening a meeting of the Board of Directors, a convening notice stating the date, time and place of the meeting and the purposes for which such meeting has been convened shall be sent to each Director together with the agenda and related materials, at least one (1) week prior to the scheduled date of such meeting. However, if there is an urgent reason, the said period may be shortened, and if the consent of all directors has been obtained, the convening procedures may be omitted.

Article 46. (Method of Resolution of the Meetings of Board of Directors)

(1)

Except as otherwise provided in the KCC, the Act on the Governance Structure of Financial Companies and other applicable laws and regulations, all resolutions of Board of Directors meetings shall be adopted by the affirmative vote of more than a majority of the Directors present at such meeting where more than a majority of the total number of Directors are present.

(2)

The Board of Directors may allow all or part of the Directors to participate, without being physically present at a Board of Directors meeting, in the resolution of such meeting, by means of a communication system whereby they may simultaneously receive and transmit live audio communication. Any Director participating in a Board of Directors meeting in such manner shall be deemed to be present in person at such meeting.

(3)	Any Director who has a special interest in a resolution matter shall not be entitled to vote in such resolution.

Article 47. (Minutes of the Meetings of Board of Directors)

(1)	The proceedings of a Board of Directors meeting shall be recorded in the minutes.

(2)

The minutes shall record agenda, proceedings and results of a Board of Directors meeting and the dissenting Directors, if any, and such Directors’ reasons for dissenting, and shall be affixed with the names and seal impressions or signatures of the Directors present thereat.

Article 48. (Committees within the Board of Directors)

(1)	The Company shall have the following committees within the Board of Directors:

1.	Committee for Recommending Executive Officer Candidates

2.	Audit Committee

3.	Board Risk Management Committee

4.	Compensation Committee

5.	Committee for Recommending Group Executive Officer Candidates

(2)	Details regarding composition, powers, operation, etc. of each of such committees shall be determined by a resolution of the Board of Directors.

Article 49. (Remuneration, etc. for Directors)

The remuneration, bonus and severance pay, etc. for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

Article 50. (Reduction of Directors’ Liability to Company)

(1)

The Company may, by a resolution at a General Meeting of Shareholders, exempt the liabilities of a Director of the Company under Article 399 of the KCC for the amount exceeding six (6) times (or three (3) times in the case of an outside Director) the amount of the Director’s remuneration (including bonus or profits from the exercise of stock options) received by such Director for the past one (1)-year period prior to the date the Director has engaged in the relevant act.

(2)	Paragraph (1) shall not apply with respect to a Director who causes losses through willful misconduct or gross negligence or falls under Article 397, 397-2 or 398 of the KCC.

CHAPTER VI.

AUDIT COMMITTEE

Article 51. (Composition of Audit Committee)

(1)	The Company shall establish an Audit Committee as set forth in the Act on the Governance Structure of Financial Companies.

(2)	The Audit Committee shall consist of three (3) or more Directors, and 2/3 or more of the members of the Audit Committee shall be outside Directors.

(3)

The members of the Audit Committee shall be appointed at a General Meeting of Shareholders from among the candidates recommended by the Committee for Recommending Executive Officer Candidates by the affirmative vote of 2/3 or more of the total members of such Committee.

(4)

In cases where the requirements set forth in Paragraph (2) cannot be satisfied due to a cause such as the resignation or death of a member of the Audit Committee, the Company shall ensure that the requirements are met at the first General Meeting of Shareholders convened after the occurrence of such cause.

(5)

The Audit Committee shall appoint its representative (i.e., its chairman) from among the outside Directors by a resolution of the Audit Committee. In such case, several persons can be appointed as joint representatives of the Audit Committee.

Article 52. (Duties of the Audit Committee)

(1)	The Audit Committee shall audit the accounting records and business activities of the Company.

(2)

If necessary, the Audit Committee may request the convocation of a meeting of the Board of Directors by submitting the agenda and reasons for convening such meeting in writing to the Chairman of the Board of Directors.

(3)

If, despite the request under Paragraph (2), the Chairman of the Board of Directors fails to convene a meeting of the Board of Directors immediately, the requesting Audit Committee may convene such meeting.

(4)

The Audit Committee may request the convocation of an extraordinary General Meeting of Shareholders by submitting to the Board of Directors a document stating the purposes of the meeting and reasons for convening such meeting.

(5)

The Audit Committee may request business reports from any subsidiary of the Company if it is necessary for performing its duties. In such case, if the subsidiary does not promptly report to the Audit Committee or the Audit Committee needs to verify the contents of such report, the Audit Committee may investigate the status of business activities and the financial condition of the subsidiary.

(6)	The Audit Committee shall appoint external auditors as set forth in the External Audit of Joint-Stock Companies Act.

(7)	The Audit Committee shall carry out any other matters delegated by the Board of Directors.

(8)	No matters resolved by the Audit Committee may be resolved again by the Board of Directors.

Article 53. (Audit Records)

The Audit Committee shall prepare audit records for the audit it has conducted. The audit records shall record the proceedings and results of the audit, and shall be signed and sealed by or shall bear the signature of the members of the Audit Committee who have conducted such audit.

CHAPTER VII.

ACCOUNTING

Article 54. (Fiscal Year)

The fiscal year of the Company shall begin on January 1 and end on December 31 of each year.

Article 55. (Preparation and Keeping of Financial Statements)

(1)

The Representative Director of the Company shall prepare and have the Audit Committee audit the following documents and any supplementary schedules attached thereto, as well as the business report at least six (6) weeks prior to the date of an ordinary General Meeting of Shareholders, and thereafter submit the following documents and business report to an ordinary General Meeting of Shareholders:

1.	Statement of financial position

2.	Statement of income

3.	Other documents indicating the Company’s financial status and management performance, which are set forth in the Enforcement Decree of the KCC

(2)

If the Company is required to prepare consolidated financial statements pursuant to the Enforcement Decree of the KCC, the documents under Paragraph (1) shall include consolidated financial statements.

(3)	The Audit Committee shall submit an audit report to the Representative Director at least one (1) week prior to the date of an ordinary General Meeting of Shareholders.

(4)

The Representative Director shall keep the documents set forth in each Item of Paragraph (1), together with its supplementary schedules, documents under Paragraph (2), the business report and the audit report, at the head office of the Company for a period of five (5) years, and their certified copies at branches for a period of three (3) years, beginning from one (1) week prior to an ordinary General Meeting of Shareholders.

(5)

If the General Meeting of Shareholders approves the documents set forth in each Item of Paragraph (1) and Paragraph (2), the Representative Director shall promptly publicly disclose the statement of financial position, the statement of income and the consolidated statement of financial position and consolidated statement of income. Notwithstanding Article 4, such public disclosure may be given in the form of electronic documents prescribed under the Financial Holding Company Act.

Article 56. (Appointment of External Auditors)

The Company shall appoint an external auditor selected by the Audit Committee as set forth in the External Audit of Joint-Stock Companies Act, and the Company shall post such appointment on the website of the Company.

Article 57. (Disposition of Profits)

The Company shall dispose of the retained earnings of the Company of each fiscal year as follows:

1.	Earned surplus reserve

2.	Other statutory reserves

3.	Dividends

4.	Voluntary reserves

5.	Other appropriated retained earnings

Article 58. (Retirement of Shares)

(1)	The Company may retire shares within the scope of profits distributable to shareholders by a resolution of the Board of Directors.

(2)	In order to retire shares pursuant to Paragraph (1), the Board of Directors shall determine the following by resolution:

1.	Types and the total number of shares to be retired

2.	The total amount of shares to be acquired for retirement

3.

Acquisition period for the shares; in this case, the acquisition period shall be before the first ordinary General Meeting of Shareholders to be held after the resolution of such retirement by the Board of Directors

(3)	If shares are acquired for the purpose of retirement pursuant to Paragraph (1), the following criteria shall be followed:

1.

The method and criteria as prescribed in the Financial Investment Services and Capital Markets Act shall be followed; in this case, the acquisition period and method shall satisfy the criteria set forth in the Enforcement Decree of the Financial Investment Services and Capital Markets Act; and

2.

The total price of the shares to be acquired for the purpose of retirement shall not be more than the amount as prescribed in the Enforcement Decree of the Financial Investment Services and Capital Markets Act within the scope available for profit distribution at the end of the relevant fiscal year pursuant to Article 462(1) of the KCC.

(4)

When the shares are retired pursuant to Paragraph (1), the matters referred to in each Item of Paragraph (2) and the reasons of retirement shall be reported at the first ordinary General Meeting of Shareholders to be held after the resolution of such retirement.

Article 59. (Dividends)

(1)	Dividends may be distributed in cash, stock or other property.

(2)	Dividends under Paragraph (1) shall be paid to the shareholders listed in the shareholder register of the Company or registered pledgees as of the last day of each fiscal year.

(3)

If the Company distributes dividends in other property under Paragraph (1), the shareholders may request to be paid in cash rather than in such property, and the Company may pay cash instead of such property to shareholders holding less than a certain number of shares of the Company.

Article 60. (Interim Dividends)

(1)

The Company may pay interim dividends under the KCC and other applicable laws and regulations to the shareholders listed in the shareholder register of the Company as of a certain date determined by the resolution of the Board of Directors only once each fiscal year.

(2)

The interim dividends shall be paid within the amount remaining after deducting the following from the net assets recorded in the statement of financial position of the immediately preceding fiscal year :

1.	Paid in capital for the immediately preceding fiscal year

2.	Sum of capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year

3.	Unrealized gain as set forth in the Enforcement Decree of the KCC

4.	Amount resolved to be distributed as profits at an ordinary General Meeting of Shareholders for the immediately preceding fiscal year

5.	Voluntary reserves accumulated for a specific purpose up to the immediately preceding fiscal year pursuant to these Articles of Incorporation or a resolution of the General Meeting of Shareholders

6.	Earned surplus reserves to be accumulated for the relevant fiscal year as a result of the interim dividends

(3)

If new shares are issued before the record date under Paragraph (1) but following the commencement of a fiscal year (including cases of capitalization of reserves, stock dividends, requests for conversion of convertible bonds, exercise of warrants with respect to bonds with warrants and exercise of stock options), such new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year with respect to interim dividends hereunder.

(4)	For interim dividends, the same dividend rate as that of common stock of the Company shall apply to class shares under Articles 10 through 10-5.

(5)	No interim dividends shall be paid if profit is not expected for the relevant fiscal year.

Article 61. (Extinctive Prescription Period for Claim for Payment of Dividends)

(1)	The right to dividends shall be extinguished by extinctive prescription if the right is not exercised for five (5) years.

(2)	After the expiration of the extinctive prescription period set forth in Paragraph (1), any unclaimed dividends shall revert to the Company.

Article 62. (Supplementary Rules)

Matters not provided herein shall be determined by a resolution of the Board of Directors or at a General Meeting of Shareholders, or the applicable laws and regulations including the KCC.

Addenda

Article 1. (Effective Date)

These Articles of Incorporation shall take effect as of the date of the registration of incorporation of the Company.

Article 2. (Initial Transfer Agent after Incorporation)

Notwithstanding Article 14, the initial transfer agent after incorporation shall be the Korea Securities Depository.

Article 3. (Appointment of Initial Representative Director, Outside Directors and Audit Committee Members after Incorporation)

Notwithstanding Articles 36 and 40, the initial Representative Director, outside Directors and Audit Committee members shall be appointed by approval of the stock transfer plan of the stock transferring companies without recommendation of the Committee for Recommending Executive Officer Candidates.

Article 4. (Term of Office of Initial Directors after Incorporation)

Notwithstanding Article 37, the term of office of the initial Directors after incorporation of the Company shall be determined by approval of the stock transfer plan of the stock transferring companies to the extent permitted under applicable laws and regulations.

Article 5. (Remuneration of Directors for the Initial Fiscal Year after Incorporation)

Notwithstanding Article 49, the remuneration for a Director for the initial fiscal year after incorporation of the Company shall be determined at the first meeting of the Board of Directors after incorporation of the Company with KRW 3.2 billion as the maximum amount.

Article 6. (Initial Fiscal Year after Incorporation)

Notwithstanding Article 54, the initial fiscal year of the Company after incorporation of the Company shall be from the date of incorporation to December 31, 2019.

Article 7. (Stock Transferring Companies)

In order to incorporate the Company, the stock transferring companies set forth below shall prepare these Articles of Incorporation and affix their names and seals hereon as of June 19, 2018.

Woori Bank

51, Sogong-ro, Jung-gu, Seoul

Representative Director: Tae Seung Sohn (seal)

Woori FIS Co., Ltd.

17, World Cup buk-ro 60-gil, Mapo-gu, Seoul

Representative Director: Jae Hyun Cho (seal)

Woori Finance Research Institute Co., Ltd.

110, Huam-ro, Jung-gu, Seoul

Representative Director: Kwang Hae Choi (seal)

Woori Credit Information Co., Ltd.

15, Eulji-ro 11-gil, Jung-gu, Seoul

Representative Director: Hong Hee Kim (seal)

Woori Fund Services Co., Ltd.

17, World Cup buk-ro 60-gil, Mapo-gu, Seoul

Representative Director: Hyeong Min Park (seal)

Woori Private Equity Asset Management Company, Ltd.

136, Sejong-daero, Jung-gu, Seoul

Representative Director: Kyung Woo Kim (seal)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 7, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Executive Vice President